UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

EverBank Financial Corp.

File No. 333-169824 - CF#28151

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      EverBank Financial Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1/A registration statement filed on March 20, 2012, as amended.

      Based on representations by EverBank Financial Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.32   through April 20, 2022

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel